BIGLARI CAPITAL CORP.

19100 RIDGEWOOD PARKWAY, SUITE 1200
SAN ANTONIO, TEXAS 78259
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

November 13, 2024

Dear Shareholders of Cracker Barrel Old Country Store Inc.:

If you had $100 in Cracker Barrel stock in January 2019, five years later it is worth about $30. Therefore, there is just $30 to go before the entire investment is lost.

Our group had approximately $350 million in the stock five years ago; it is now worth around $100 million. Your investment and ours are in the same boat.

This election should be simple. It is about voting for Milena Alberti-Perez and myself instead of two directors, Carl Berquist and Meg Crofton, who have overseen a loss of about 70% during their tenures as board members. There is no one on the Board or management team who has successfully turned around a restaurant chain. (In fact, there are scarce few executives in the country who have successfully turned around a restaurant chain.) I would be the only one to have done so if elected. And if we were on the Board, we would hold a minority position; so we ask, what is the downside?

Despite all of the Company's failures, the board members are spending shareholders' money to defend themselves. They could have settled but they fear letting accountability into the boardroom. They value collegiality over accountability. You and I should be concerned that they could lose our remaining investment. Therefore, the consequences of this election are enormous.

Making no decision is bad enough, but the kind of decisions the Board and management are making is actually worse. Recent managerial appointments are beyond comprehension. For instance, there is a new chief strategy officer who has no restaurant background; his last post was chief strategy officer of a cannabis company whose stock declined by over 85%.

The Company's big strategy to turn itself around is to spend $700 million, or 70% of its market value, on store renovations and remodels. Before I knew of management's plan, my advice to the CEO was that she should avoid falling into the textbook trap of overspending on cosmetic remodeling to stem guest traffic declines, a mistake I have seen at many failing restaurant companies. The new CEO could use our help, since neither she nor anyone else on the Board has ever turned around a restaurant chain.

Cracker Barrel Old Country Store is a history-steeped place that channels Americana; there are a few brands like it, and none require wholesale changes to their aesthetic. The day Cracker Barrel opened, it was already old — its theme derived from the 1920s. I am concerned that not only will the remodel not work but it could actually damage the brand further. These decisions are taking us down the same path, I believe, as Ruby Tuesday, Red Lobster, TGI Fridays, and the like. Let me make my position clear: The company's $700 million remodel plan will *not* work!

Why do we need your vote? Most large active investors have stayed away from Cracker Barrel stock and many index funds now own it. Unfortunately, index funds do not have the time to evaluate individual companies. Moreover, proxy advisory firms emphasize governance over shareholder returns. This approach ignores the reality that most companies with a trillion-dollar market value have a poor governance record by their measure despite producing excellent shareholder returns. To these advisory firms, I can only quote Samuel Johnson: "I have found you an argument; but I am not obliged to find you an understanding." Any capitalist who uses his or her own money to own this stock would be displeased by the current Board and would want board members with both experience and a significant ownership stake to help fix the Company.

We have had a 13-year investment in the Cracker Barrel stock, and my prior predictions proved correct. I now believe there is a significant risk of a 50% loss or more if we are not elected to the Board.

The best we can do is to make sure we obtain the support of the investors who know and care about Cracker Barrel and its long-term performance, and want to make money in the stock over time.

If you side with us, please be sure to vote the GOLD card, checking the boxes for Sardar Biglari and Milena Alberti-Perez.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari